September 19, 2019

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:

American General Life Insurance Company (“AGL”) and

American General Life Insurance Company Separate Account VL-R (“Registrant”)

Platinum Choice VUL 2

File Nos. 333-196172 and No. 811-08561

Contract ID: 000144540

EDGAR Submission Type AW Withdrawal Request

Withdrawal of Registration Statement Amendment Pursuant to Rule 477 of the 1933 Act

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, the Registrant, a separate account of AGL, hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Post-Effective Amendment No. 9 to Registration Statement on Form N-6 and Amendment No. 189 under the Investment Company Act of 1940 (“1940 Act”), File Nos. 333-196172 and 811-08561, filed with the Commission on September 18, 2019 which requested that this filing become effective October 18, 2019 (the “Registration Statement Amendment”).

No securities for the Product were sold in connection with the offering as filed under Rule 485(a) and filed on June 24, 2019 as Post-Effective Amendment No. 7 to Registration Statement on Form N-6 and Amendment No. 187 under the 1940 Act. The Registration Statement was last updated up to and including May 1, 2019. The Registrant has decided to withdraw this Registration Statement Amendment in order to correct the proposed date that this filing will become effective.

It is our understanding that this request for withdrawal of the Registration Statement Amendment will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission within 15 calendar days from the date it is filed that this request will not be granted.

Any questions or comments about the filing should be addressed to the undersigned at the above referenced number.

Very truly yours,

/s/ BRIDGETT MATTHES

Bridgett Matthes